July 13, 2010

Mr. Jay Webb, Accounting Reviewer
Mr. Kevin Kuhar, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via EDGAR and U.S. Mail

Re: Lattice Semiconductor Corporation
Form 10-K for the fiscal year ended January 2, 2010
Filed March 10, 2010
File No. 000-18032

Dear Mr. Webb and Mr. Kuhar:

Lattice Semiconductor Corporation (the “Company” or “Lattice”) hereby submits this letter in response to the comment of the Staff of the Securities and Exchange Commission (the “Commission”), as set forth in your letter to me, dated July 6, 2010, regarding the referenced document.

 For your convenience, we have numbered the response to correspond to the comment in the Staff's letter and have incorporated the Staff's comment in bold typeface before the Company's response. In the following discussion, the words “we,” “us” and “our” refer to the Company.

Form 10-K for the Fiscal year Ended January 2, 2010
Financial Statements and Supplementary Data, page 37
Note 1 - Nature of Operation and Significant Accounting Policies, page 42
Revenue Recognition and Deferred Income, page 44

1. Refer to our prior comment 1. Please tell us the amounts of gross deferred revenue and gross deferred costs of sales presented on a net basis in the deferred income caption of your balance sheets as of April 3, 2010 and January 2, 2010. In addition, unless impairments of the deferred costs and price discounts are not reasonably likely to have a material impact on your results of operations, liquidity or capital resources, we believe you should revise MD&A in future filings to include similar disclosure accompanied by a discussion of the impact of changes in the balance sheet account during each reported period. Your future discussions could also include a roll-forward of your deferred distributor income account. Further, please discuss any trends noted over the reported periods. Refer to Item 303(a) of Regulation S-K.

The following table details the recorded amounts reported under the caption Deferred income and allowances on sales to distributors as of April 3, 2010 and January 2, 2010, respectively (in thousands):

	April 3, 2010	January 2, 2010
Gross deferred revenue on sell-through distributors	$46,190	$31,738
Allowances on sales to sell-through distributors	(22,170)	(16,500)
Deferred cost of sales related to deferred revenue on sell-through distributors	(7,285)	(5,078)
Deferred income and allowances on sales to sell-through distributors, net	$16,735	$10,160

Beginning with our Form 10-Q filing for the period ending July 3, 2010, we plan to revise our disclosure, primarily under the Liquidity and Capital resources section of MD&A to provide more details about how we account for sales to distributors, in particular our sell-through distributors, including a discussion of the impact of changes in the balance sheet account during each reported period.

We do not expect a material impairment related to the deferred cost of sales related to the deferred revenue to sell-through distributors, which can also be described as inventory held by sell-through distributors with right of return. Partly due to the nature of our sell-through distributor business model, coupled with the right of return on inventory they resell for us, we have historically noted that our sell-through distributors rarely carry excess or obsolete inventory. In addition, we do not expect a material impairment on our price discounts (also referred to as allowance on sales to distributors). If our assessment of likelihood of impairment related to our deferred costs or price discount changes, we would disclose the impact as part of our MD&A disclosure.

We will disclose for each balance sheet period presented the deferred costs and allowance on sales to distributors included in Deferred income and allowances on sales to sell-through distributors.

As requested in your letter, we hereby acknowledge that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiation by the Commission or any person under the federal securities laws of the United States.

We believe these answers are responsive to the Staff's foregoing comments. If the Staff has any questions on any of the information set forth herein, please telephone the undersigned at (503) 268-8802.

Sincerely,

/s/ Michael G. Potter
Michael G. Potter
Corporate Vice President
Chief Financial Officer